MANUELA ELLMERER
INVESTOR RELATIONS

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
Tel. +49 89 6279-2769
Fax +49 89 6279-2369
manuela.ellmerer@wacker.com

Wacker Chemie AG
Hanns-Seidel-Platz 4, 81737 München, Germany

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

☐ As discussed
☐ Thank you

Requested action:

☒ For your information
☐ For review and comment
☐ Take appropriate action
☐ Contact me
☐ Please return

5 November 2008

Director Dealings Announcement
Reference File Number 82-35138

Dear Sirs,

As this information is not posted on our website, I would like to send you the attached director dealings announcement. All the other important documents you will find on our website.

The reference file number of Wacker Chemie AG is 82-35138.

Thank you in advance.

Kind regards

Manuela Ellmerer
Investor Relations

An dieser Stelle sehen Sie eine Voransicht der gewählten Meldung zum Überprüfen, Drucken, Bearbeiten oder Meldungskopien in weiteren Sprachen.

---

euro adhoc: Wacker Chemie AG / Directors' Dealings Correction: Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Auguste Willems

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: Share
ISIN: DE000WCH8881
Type of transaction: purchase
Date: 04.11.2008
No of items: 513
Currency: Euro
Price: 95.0000
Total amount traded: 48,735.0000
Place: Frankfurt
Explanation:

Further inquiry note:

Manuela Ellmerer
Investor Relations
Tel.: +49 (0)89 6279 2769
E-Mail: manuela.ellmerer@wacker.com

Issuer subject to the publication requirement:

---

emitter: Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 München
phone: +49 (0) 89 6279 01
FAX: +49 (0) 89 6279 1770

mail: info@wacker.com
WWW: http://www.wacker.com
sector: Chemicals
ISIN: DE000WCH8881
indexes: Midcap Market Index, MDAX, CDAX, Classic All Share, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt
language: English

Zurück

Druckansicht

Ell

An dieser Stelle sehen Sie eine Voransicht der gewählten Meldung zum Überprüfen, Drucken, Bearbeiten oder Meldungskopien in weiteren Sprachen.

---

euro adhoc: Wacker Chemie AG / Directors' Dealings Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Auguste Willems

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: Share
ISIN: DE000WCH8881
Type of transaction: purchase
Date: 04.11.2008
No of items: 269
Currency: Euro
Price: 94.7900
Total amount traded: 25,498.5100
Place: Frankfurt
Explanation:

Further inquiry note:

Manuela Ellmerer
Investor Relations
Tel.: +49 (0)89 6279 2769
E-Mail: manuela.ellmerer@wacker.com

Issuer subject to the publication requirement:

----

emitter: Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 München
phone: +49 (0) 89 6279 01
FAX: +49 (0) 89 6279 1770

mail: info@wacker.com
WWW: http://www.wacker.com
sector: Chemicals
ISIN: DE000WCH8881
indexes: Midcap Market Index, MDAX, CDAX, Classic All Share, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt
language: English

Zurück

Druckansicht

EII

An dieser Stelle sehen Sie eine Voransicht der gewählten Meldung zum Überprüfen, Drucken, Bearbeiten oder Meldungskopien in weiteren Sprachen.

---

euro adhoc: Wacker Chemie AG / Directors' Dealings Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Auguste Willems

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: Share
ISIN: DE000WCH8881
Type of transaction: purchase
Date: 04.11.2008
No of items: 193
Currency: Euro
Price: 94.8000
Total amount traded: 18,296.4000
Place: Frankfurt
Explanation:

Further inquiry note:

Manuela Ellmerer
Investor Relations
Tel.: +49 (0)89 6279 2769
E-Mail: manuela.ellmerer@wacker.com

Issuer subject to the publication requirement:

----

emitter: Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 München
phone: +49 (0) 89 6279 01
FAX: +49 (0) 89 6279 1770

mail: info@wacker.com
WWW: http://www.wacker.com
sector: Chemicals
ISIN: DE000WCH8881
indexes: Midcap Market Index, MDAX, CDAX, Classic All Share, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt
language: English

Zurück

Druckansicht

EII

An dieser Stelle sehen Sie eine Voransicht der gewählten Meldung zum Überprüfen, Drucken, Bearbeiten oder Meldungskopien in weiteren Sprachen.

---

euro adhoc: Wacker Chemie AG / Directors' Dealings Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Auguste Willems

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: Share
ISIN: DE000WCH8881
Type of transaction: purchase
Date: 04.11.2008
No of items: 900
Currency: Euro
Price: 94.8500
Total amount traded: 85,365.0000
Place: Frankfurt
Explanation:

Further inquiry note:

Manuela Ellmerer
Investor Relations
Tel.: +49 (0)89 6279 2769
E-Mail: manuela.ellmerer@wacker.com

Issuer subject to the publication requirement:

----

emitter: Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 München
phone: +49 (0) 89 6279 01
FAX: +49 (0) 89 6279 1770

mail: info@wacker.com
WWW: http://www.wacker.com
sector: Chemicals
ISIN: DE000WCH8881
indexes: Midcap Market Index, MDAX, CDAX, Classic All Share, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt
language: English

Zurück

Druckansicht

EII

An dieser Stelle sehen Sie eine Voransicht der gewählten Meldung zum Überprüfen, Drucken, Bearbeiten oder Meldungskopien in weiteren Sprachen.

---

euro adhoc: Wacker Chemie AG / Directors' Dealings Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Auguste Willems

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: Share
ISIN: DE000WCH8881
Type of transaction: purchase
Date: 04.11.2008
No of items: 225
Currency: Euro
Price: 94.9000
Total amount traded: 21,352.5000
Place: Frankfurt
Explanation:

Further inquiry note:

Manuela Ellmerer
Investor Relations
Tel.: +49 (0)89 6279 2769
E-Mail: manuela.ellmerer@wacker.com

Issuer subject to the publication requirement:

----

emitter: Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 München
phone: +49 (0) 89 6279 01
FAX: +49 (0) 89 6279 1770

mail: info@wacker.com
WWW: http://www.wacker.com
sector: Chemicals
ISIN: DE000WCH8881
indexes: Midcap Market Index, MDAX, CDAX, Classic All Share, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt
language: English

Zurück

Druckansicht

EII

END